                                                               EXHIBIT 99(a)(6)
[LOGO OF SCPIE HOLDINGS INC.]
                                                               October 14, 1999

To Our Stockholders:

  SCPIE Holdings Inc. (the "Company") is offering to purchase up to 2,000,000 shares of its common stock (the "Shares") (including associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of May 13, 1997, as amended as of October 19, 1998 and August 4, 1999 between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent) from existing stockholders. The price will not be in excess of $37.50 nor less than $34.25 per Share. The Company is conducting the offer through a procedure commonly referred to as a "Dutch Auction." This procedure allows you to select the price within the specified price range at which you are willing to sell your Shares to the Company. The actual purchase price will be determined by the Company in accordance with the terms of the offer. A tender of Shares will include a tender of the associated Rights. No separate consideration will be paid for the Rights. Unless the context otherwise requires, all references to Shares shall include the associated Rights.

  Any stockholder whose Shares are properly tendered directly to ChaseMellon Shareholder Services, L.L.C., the Depositary for the offer, and purchased pursuant to the offer will receive the net purchase price in cash, without interest, and will not incur the usual transaction costs associated with open market sales. Stockholders who own fewer that 100 shares should note that the offer represents an opportunity for them to sell their shares without having to pay brokerage commissions or odd lot discounts.

  The terms and conditions of the offer are explained in detail in the enclosed Offer to Purchase and the related Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the offer. The instructions on how to tender Shares are also explained in detail in the accompanying materials.

  Neither the Company nor the Board of Directors of the Company makes any recommendation to stockholders as to whether to tender or refrain from tendering their Shares. Each stockholder must make the decision whether to tender such stockholder's Shares and, if so, how many Shares to tender and the price or prices at which such Shares should be tendered. The Company has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the offer.

  The offer will expire at 12:00 Midnight, New York City time, on Wednesday, November 10, 1999, unless extended by the Company. If you have any questions regarding the offer or need assistance in tendering your Shares, please contact ChaseMellon Consulting Services, L.L.C., the Information Agent for the offer, at (888) 566-9475 or Donaldson, Lufkin & Jenrette, the Dealer Manager for the offer, at (212) 892-3763 (call collect).

                                          Sincerely,

                                          /s/ DONALD J. ZUK
                                          Donald J. Zuk
                                          President and Chief Executive
                                           Officer